

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

Leonard Lovallo
Chief Executive Officer
Altair International Corp.
322 North Shore Drive
Building 1B, Suite 200
Pittsburgh, PA 15212

> **Re: Altair International Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 15, 2025**
> **File No. 000-56312**

Dear Leonard Lovallo:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed January 15, 2025
Report of Independent Registered Public Accounting Firm, page F-18

1.  Please revise to provide a signed audit report as required by Rule 2-02(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Ernest M. Stern, Esq.